Exhibit 1.02

CIRCOR International, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2013
This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.
1.Overview
This report has been prepared by management of CIRCOR International, Inc. (herein referred to as “CIRCOR,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.
2.Product Description
CIRCOR manufactures and contracts to manufacture highly engineered products and sub-systems used in the oil & gas, power generation, aerospace, defense and other industrial markets. These products comprise many varieties of valves (ball valves, control valves, check valves, butterfly valves), fluid and gas regulators, controls, actuation and sub-system components for over 7,000 customers in over 100 countries around the world. These products are fabricated from numerous components procured by each of our facilities from a diverse assortment of suppliers. There are two major reporting segments through which CIRCOR manufactures and sells products: CIRCOR Energy and CIRCOR Aerospace & Defense. Each of the four conflict minerals is necessary to the production of one or more of our product lines.
3.Facilities
CIRCOR processes conflict minerals in its manufacturing facilities located in the United States, Western Europe, Morocco, India, Brazil, and the People’s Republic of China. Our Energy segment operates facilities in the United States (Oklahoma City and Tulsa, OK, Spartanburg, SC, Tampa, FL), Nerviano, Italy, Middlesex and North Yorkshire, UK, Kornwestheim, Germany, Piracicaba, Brazil, Coimbatore, India, Bergschenhoek, The Netherlands, and Suzhou, PRC. Our Aerospace & Defense segment operates facilities in the United States (Corona, CA, Hauppauge, NY), Cambridge and Uxbridge, UK, Le Plessis Trévise, Billere and Chemillé, France and Tangier, Morocco.
4.Due Diligence on Supply Chains
In designing our conflict minerals compliance program, we referred to the Organisation of Economic Cooperation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance). The five basic elements of the OECD guidance are: 1. Establish strong management systems; 2. Identify and assess risks in the supply chain; 3. Design and implement a strategy to respond to identified risks; 4. Carry out independent third-party audit of refiner's due diligence practices; and 5. Report annually on supply chain due diligence. Our program addresses the basic elements of the OECD Guidance below.

4.1	Establish Strong Management Systems
Policy
As described above, CIRCOR has adopted a Conflict Minerals Policy which is posted on our website at http://investors.circor.com/phoenix.zhtml?c=109457&p=irol-conflictmineralpolicy.
Internal Team
The Company has established a management system for conflict minerals. Our management system includes a Conflict Minerals Steering Committee which includes CIRCOR's Vice President - Global Supply Chain and Vice President - General Counsel as well as a team of subject matter experts from relevant functions such as Supply Chain, Materials Management, Engineering and the Legal and Accounting functions. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by our Deputy General Counsel and our Manager - Commodity Sourcing who acts as the conflict minerals program manager. Senior management representatives are briefed on the results of our due diligence efforts on a regular basis.
Control systems
As we do not have direct relationships with 3TG smelters and refiners, we are engaged and actively cooperate with Trade Associations such as the Manufacturers Alliance for Productivity and Innovation in educating our professionals on best practices in implementing our Conflict Minerals Policy. We have retained a service provider for consulting and database management services. We also reference external databases to validate smelter and gold refiner information reported to us by our suppliers. Our controls are supported by our Code of Conduct which outlines expected behaviors for all employees and provides a complaint mechanism that can accommodate anonymous complaints. This mechanism is also available through our corporate website.
Strengthen Engagement with Suppliers
Where current contracts with suppliers do not expressly permit us to impose new contract terms and flow-down requirements unilaterally, we are nonetheless working with suppliers to obtain 3TG sourcing information until our contracts are amended. As we enter into new contracts, or our contracts renew, we are adding clauses to require suppliers to provide information about their smelters and sources of 3TG. Additional measures to improve transparency in our supply chains are described below.

4.2	Identify and assess risk in the supply chain
Because of the breadth of our organizational structure, the fact that many of our products are constituted from metals, the complexity of certain products, and the depth and dynamic nature of our supply chain, we looked across all of our business operations worldwide to organize our assessments of the products we manufacture, our suppliers and their respective upstream sources. Our supply chain and engineering professionals identified all direct suppliers of materials that we reasonably believed might contain 3TG (in-scope suppliers). These materials are the product of attenuated supply chains. However, we recognized the possibility that some of them might include 3TG sourced from mines controlled by persons engaged in human rights abuses in the Covered Countries.

4.3	Design and Implement a Strategy to Respond to Risks
Our Conflict Minerals Policy guides our risk management plan and our due diligence efforts, through which our compliance program is implemented, managed and monitored. Updates to this risk assessment are provided to senior management.
CIRCOR's business units procure materials to manufacture their products from thousands of suppliers. We began our due diligence on our supply chains by reviewing our products to identify all direct suppliers who provided materials which we either knew to contain or believed might contain 3TG. Recognizing that conflict minerals risk is an enterprise-wide issue, we undertook to develop a database of supplier contact and location information from all business units, including email addresses and telephone contact information. The Company consolidated records from each manufacturing facility and also retained outside assistance to complete the contact information for each in-scope supplier. Supplier data was aggregated and uploaded to a database. This tool has enabled us to communicate more directly and frequently with our suppliers to obtain information, to track our communications and to improve the quantity and quality of supplier responses.
CIRCOR included all in-scope suppliers in its Reasonable Country of Origin Inquiry (RCOI). To implement the RCOI, CIRCOR’s in-scope suppliers were requested to provide detailed information as to the presence and source of 3TG contained in their materials, as well as information about their supply chains, including smelters. The Company utilized a questionnaire based on the template form developed and published by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative ("EICC-GeSI Template") to obtain the required information from our suppliers. The EICC-GeSI Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to an organization’s supply chain. It includes questions regarding the supplier's conflict-free policy, sources of any 3TG in its materials, the supplier's engagement with its upstream suppliers, and a listing of the smelters that they use. We directed suppliers to written instructions for completing the form available with the EICC-GeSI Template and on its website and to recorded training illustrating proper use of the tool is also available on the EICC website. The EICC-GeSI Template is being used by many companies in their due diligence processes related to conflict minerals.

Where suppliers failed to respond to our initial request, reminder emails were sent to them requesting completion of the EICC-GeSI Template. In many cases, this exercise was repeated multiple times. Suppliers who remained non-responsive to our email reminders were contacted by telephone and offered assistance. We employed a service featuring persons fluent in several non-

English languages to facilitate supplier participation. This assistance included, but was not limited to, further information about our conflict minerals compliance program, an explanation of why the information was being collected, a review of how the information would be used and clarification of the instructions for completing the questionnaire.

Due Diligence Results: Survey Responses
CIRCOR's suppliers vary widely in size and sophistication. In the wake of passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Conflict Minerals Law), it appears that suppliers and their smelters were inundated last year with requests from companies seeking to comply with Section 1502 of the Conflict Minerals Law and its implementing regulations. Our efforts to collect information continued into the current calendar year. At the time of this filing we have received responses from approximately 20% of the suppliers surveyed. The majority of the responses received provided data at the supplier's company or divisional level and did not specify which smelters or refiners were used for materials supplied to CIRCOR. In these cases, based on available information, we are therefore unable to connect the materials supplied to us to a particular source location or to validate which source smelters, refiners or mines are actually in our supply chain.
About one-third of responding suppliers indicated that they sourced materials from smelters which, in turn, had sourced materials from at least one mining operation that was either reported by the supplier or indicated by our research to be located in a Covered Country. The profiles we have for smelters identify all countries from which materials were sourced by that smelter on an enterprise-wide basis. Because of this, we believe that the information provided to us about suppliers and smelters may contain a number of "false positives" in relation to the risk that our necessary 3TG minerals were sourced from a Covered Country.
Information provided by the suppliers who responded to the Company's RCOI was aggregated on the Company's online data platform. Supplier responses were then evaluated for plausibility, completeness, accuracy and consistency with other known information. For example, we compared smelter facilities identified as sources by our suppliers to the list of smelters certified as Conflict-Free by the Conflict Free Smelters Initiative (CFSI) and other certifying bodies. Where information from a supplier contained implausible or apparently erroneous entries, we attempted to make additional contact with the supplier to clarify the information provided. Where clarifying information was obtained, the database was updated or corrected.

4.4	Independent Third Party Audit of Supply Chain Due Diligence
CIRCOR does not have direct relationships with 3TG smelters and refiners. We therefore rely on industry resources, such as CFSI and other certifying bodies, to provide certifications and to influence smelters and refiners to participate in audits and achieve conflict-free certifications. Neither do we have the information necessary to perform direct audits of 3TG suppliers, as the information provided from suppliers to date is not particularized to our products. We also rely upon our contracted service provider for additional industry intelligence.

4.5	Public Report on Supply Chain Due Diligence
This is CIRCOR's first public report on its conflict minerals supply chain due diligence. In addition to the strategies, practices and results described in this report, we have, as required by the statute and consistent with the OECD Guidance, published our supply chain due diligence policy as set forth in our Conflict Minerals Policy available on our website at http://investors.circor.com/phoenix.zhtml?c=109457&p=irol-conflictmineralpolicy.

5.    Efforts to determine mine or location of origin
As detailed above, through our establishment of a management structure, assessment of risk, development of a Conflict Minerals Policy and construction of a supplier database, and our design and implementation of a disciplined due diligence program on our 3TG supply chains, we have made significant efforts to develop our conflict minerals compliance program. Our work has established a foundation comprising all information reasonably available at this time to support our ongoing efforts to determine the mines or other locations of origin of the necessary 3TG in the products we manufacture and contract to have manufactured.

6.    Steps to be taken to mitigate risk
We intend to take the following steps to broaden and deepen supplier participation in our program and improve the due diligence conducted to date to further mitigate any risk that the necessary 3TG in our products could benefit armed groups in the DRC or adjoining countries:

a.	Renew our RCOI with existing in-scope suppliers and expand it to include new suppliers who we believe may supply materials containing 3TG.

b.
Require suppliers to subscribe to a Supplier Code of Conduct which includes disclosure requirements to mitigate against the risk of including conflict minerals that finance the armed conflict in the Covered Countries, and requires, among other things, that suppliers to commit to becoming "conflict free" with respect to the materials they supply to the Company.

c.	Add a conflict minerals disclosure and policy adherence clauses to our supplier frame agreements.

d.
Engage any of our suppliers found to be supplying us with 3TG from sources that support the armed conflict in the Covered Countries to establish an alternate source of 3TG that does not support such conflict.

e.	Work with relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.
7.    Audit
After performing appropriate due diligence, we are unable to determine whether our necessary 3TG originated in a Covered Country or whether our necessary 3TG directly or indirectly financed or benefitted armed groups in a Covered Country. Therefore, for the temporary period specified in Instruction 2 to Item 1.01, we are not required to obtain an independent private sector audit of our Conflict Minerals Report.

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